

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 6, 2009

Jeff W. Holmes
President
Calibrus, Inc.
1225 West Washington Street, Suite 213
Tempe, Arizona 85281

Re: Calibrus, Inc.
Form 10-12G
Filed January 7, 2009
File No. 000-53408

Dear Mr. Holmes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After

that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. We encourage you to avoid using industry acronyms, such as TPV and IVR/VRU, and to describe your business in terms that are more readily understandable to investors who are not familiar with your industry. For example, please further explain terms such as the following, particularly when first used:

- Cutting edge PBX's, ACD
- .wav File Retrieval and Posting
- Site/Seat Licensing
- Self-healing SONET rings
- T1 Data Circuits
- Fail over switches and Trunk groups
- PRI's

Special Note regarding Forward-Looking Statements, page 2

3. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you. We note similar disclosure on page 14.

4. We note your statement that you provide services to "some of the largest telecom, cable and insurance companies in the Nation." To the extent that your statement primarily refers to AT&T Communications and Cox Communications, as referenced elsewhere in your document, please revise to so state.

Calibrus Hosted Third Party Verification (TPV) Services, page 4

5. Please revise to briefly describe the material terms of your third party verification services contracts with AT&T Communications and Cox Communications.

6. Please file your agreement with Cox Communications as an exhibit, or tell us why you do not believe you are required to file it under Regulation S-K Item 601(b)(10).

Competitors, page 10

7. Please expand to discuss in more detail the competitive business conditions in your industry and market as well as your competitive position in the industry and methods of competition.

Concentration of Customers, page 10

8. Please disclose the date as of which AT&T Communications and Cox Communications comprised 80% of your revenues. Also disclose the percentage of revenues attributable to each company in the last fiscal year and most recent interim period.

9. Please briefly explain why you are actively moving away from the third party verification business being your primary operation.

Risks related to Calibrus, page 10

10. To the extent material, please revise to include risk factor disclosure relating to the control exerted over the company's shares by management, as disclosed on pages 18 and 19.

We currently have losses from operations and will need additional capital to execute our business plan., page 10

11. Please revise to quantify your current losses from operations, and the extent to which you have had to rely on profits to fund them. Please similarly quantify the losses you have experienced and the amount of working capital on hand where you discuss "We have limited funds upon which to rely for adjusting to business variations and for growing new business," on page 12.

If we are not able to stop our losses or expand into new areas, we may be forced to terminate operations., page 10

12. To provide context, please disclose the extent to which your TPV revenues have historically been reduced as a result of industry consolidation.

We depend upon a single customer segment, the telecommunication market, for the majority of revenues, and a decrease in its demand for our services or pricing modifications in this customer segment might harm our operating results., page 11

13. Because of the significance of the risk, please revise to discuss the risk relating to the loss of AT&T Communications and Cox Communications as 80% customers under a separate risk factor heading.

Critical Accounting Policies and Estimates, page 15

14. Your discussion on revenue states the criteria of SAB 104 for revenue recognition. However, it does not include specifics regarding the revenue streams of your business and how those are accounted for under the appropriate guidance.

Please revise and include any judgments or estimates made in recognizing revenue.

Management's Discussion and Analysis, page 16

15. Please quantify here and discuss in more detail in your liquidity and capital resources section the anticipated costs and the amount of additional capital you will need to raise to implement the company's plans in the next twelve months.

Liquidity and Capital Resources, page 17

16. You state you have enough capital to last at least 12 months based on your current burn rate. Please revise to clarify as of what date this assessment was made. Also please advise us as to how this assessment was made given the amount of cash used in the nine months ended September 30, 2008 and the amount remaining as of that date.

17. We note that your account receivable balance at December 31, 2007 consists of amounts due from two major customers. We also note that the receivables increased as of September 30, 2008 but revenues decreased. Expand your management's discussion and analysis to discuss any specific measures taken to collect these receivables and your consideration to the current economy in your conclusion that those receivables are collectible.

Item 4. Security Ownership of Certain Beneficial Owners, page 18

18. Please revise to reflect beneficial ownership as of a date more recent than December 31, 2007.

Item 6. Executive Compensation, page 23

19. Please revise to include disclosure under Item 402 for the fiscal year ended December 31, 2008.

Compensation of Directors, page 24

20. Please disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Regulation S-K Item 402(r), which refers to the Instruction to Item 402(n)(2)(v) and (vi).

21. Please disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each directors. See the Instruction to Regulation S-K Item 402(r)(2)(iii) and (iv).

Employment Contracts and Termination of Employment and Change-in-Control, page 25

22. Please disclose the specific terms of each named executive officer's employment contracts to the extent they vary from the general terms described. For example, please disclose the term of each named executive officer's contract.

Item 10. Recent Sales of Unregistered Securities, page 28

23. Please revise to include all disclosure under Item 701 of Regulation S-K for sales of unregistered securities within the last three years. In addition to the issuance you here reference, we note the issuance of 50,000 options to Kevin J. Asher subsequent to September 30, 2008, referenced on page F-25.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Operations, page F-6

24. Please expand your discussion regarding the nature of your business and include the various services you provide, consistent with other discussion in the document. Also describe the types of contracts you enter into with customers, how they are structured and the general terms.

Revenue Recognition, page F-7

25. Please disclose the accounting policy for the various revenue streams of your business. Also expand your disclosures to connect "inbound calls" and "outbound calls" with the various services you provide.

Please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Adviser, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director